UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               MARKET AMERICA INC.
                                (Name of Issuer)


                         Common Stock, $.00001 Par Value
                         (Title of Class of Securities)


                           570556 10 0 - Common Stock
                                 (CUSIP Number)


                                James H. Ridinger
                             c/o Market America Inc.
                            1302 Pleasant Ridge Road
                              Greensboro, NC 27409

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                October 17, 2001
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                                  SCHEDULE 13D

CUSIP NO.  570556 10 0                                        PAGE 2 OF 9 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          James H. Ridinger
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

          SC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [X]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              14,005,100 shares of Common Stock

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         1,136,550 shares of Common Stock
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              14,005,100 shares of Common Stock

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         1,136,550 shares of Common Stock

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,141,650 shares of Common Stock
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          77.97%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP NO.  570556 10 0                                        PAGE 3 OF 9 PAGES

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Loren Ashley Ridinger
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

          SC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF              101,450 shares of Common Stock

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                         -
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING              101,450 shares of Common Stock

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                         -

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          101,450 shares of Common Stock
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          .52%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

          IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER:
          -------------------

          The class of equity securities to which this Schedule 13D relates to is the common stock, par value $.00001 per share (the "Common Stock"), of Market America Inc., a North Carolina corporation (the "Company"). The Company's principal executive offices are located at 1302 Pleasant Ridge Road, Greensboro, North Carolina 27409.


ITEM 2.   IDENTITY AND BACKGROUND:
          -----------------------

          This Schedule is being filed jointly by the following reporting persons (hereinafter sometimes collectively referred to as the "Reporting Persons") pursuant to the Agreement of Joint Filing attached hereto as Exhibit
A:

     1.   James H. Ridinger

          a.   Residence or Business Address:     1302 Pleasant Ridge Road
               -----------------------------      Greensboro, NC 27409

          b.   Present Principal Occupation:  Chairman of the Board and Chief
               ----------------------------
               Executive Officer of the Company, located at the above address.

          c.   Criminal Proceedings:  Mr. Ridinger has not, during the last
               --------------------
               five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          d.   Civil Proceedings:  On May 4, 1999, Mr. Ridinger entered into a
               -----------------
               settlement (the "Settlement") with the Securities and Exchange Commission in which he consented to the entry of an order enjoining him from violating certain antifraud and other provisions of the federal securities laws. In connection with the settlement, Mr. Ridinger agreed to pay a fine of $100,000 and disgorgement and prejudgment interest of $304,695. Mr. Ridinger neither admitted nor denied the allegations made in the proceeding. The proceeding involved the way in which the Company was taken public in 1992 and 1993, the failure to disclose the use of proceeds of the initial public offering, and Mr. Ridinger's sharing in those proceeds. Other than the Settlement, Mr. Ridinger, during the last five years, was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          e.   Citizenship:  Mr. Ridinger is a citizen of the United States
               -----------
               of America.

     2.   Loren Ashley Ridinger

          a.   Residence or Business Address:     1302 Pleasant Ridge Road
               -----------------------------      Greensboro, NC 27409

          b.   Present Principal Occupation:  Senior Vice President and
               ----------------------------
               Secretary of the Company, located at the above address.

          c.   Criminal Proceedings:  Mrs. Ridinger has not, during the last
               --------------------
               five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          d.   Civil Proceedings:  Mrs. Ridinger, during the last five years,
               -----------------
               was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          e.   Citizenship:  Mrs. Ridinger is a citizen of the United States
               -----------
               of America.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
          -------------------------------------------------

          See Item 4.


ITEM 4.   PURPOSE OF THE TRANSACTION
          --------------------------

          On October 17, 2001, James H. Ridinger, the President and Chief Executive Officer of the Company, and Loren Ridinger, a Senior Vice President of the Company (collectively, the "Offering Group"), delivered a proposal ("Proposal") to the Board of Directors of the Company. A copy of the proposal is attached hereto as Exhibit B. Under the terms of the proposal, an entity to be formed by the Offering Group would be merged with and into the Company, with the Company as the surviving corporation (the "Merger"). All shareholders of the Company other than the Offering Group would entitled to received a cash payment of $8.00 per share (the "Merger Consideration") for their shares of Common Stock, and the Offering Group would continue as shareholders of the surviving corporation. The Offering Group intends to use the Company's working capital and available lines of credit to provide the funds necessary to pay the Merger Consideration.

          Completion of the Merger will be conditioned upon approval of the transaction by shareholders of the Company holding a majority of the shares of Common Stock not held by the Offering Group. The Offering Group reserves the right to amend or to withdraw the Proposal.

          The number of shares beneficially owned and the percentage of outstanding shares represented thereby, for each of the Reporting Persons, have been computed in accordance with Rule 13d-3 under the Exchange. The percentage of ownership described above is based on 19,420,000 Common Shares outstanding on September 14, 2001.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
          ------------------------------------

     1.   James H. Ridinger

          a.   Amount beneficially owned: 15,141,650 shares of Common Stock.
                                          ---------------------------------

          b.   Percent of class: 77.97%.
                                 ------

          c.   Number of shares as to which such person has:

               i.   Sole power to vote or direct the vote 14,005,100 shares of
                                                          --------------------
                    Common Stock.
                    ------------

               ii.  Shared power to vote or direct the vote 1,136,550 shares of
                                                            -------------------
                    Common Stock.*
                    ------------

              iii. Sole power to dispose or direct the disposition of 14,005,100 shares of Common Stock.
                    ---------------------------------

               iv. Shared power to dispose or direct the disposition of 1,136,550 shares of Common Stock.*
                    ----------------------------------

     2.   Loren Ashley Ridinger

          a.   Amount beneficially owned: 101,450 shares of Common Stock.
                                          ------------------------------

          b.   Percent of class: .52%.
                                 ----

          c.   Number of shares as to which such person has:

               i.   Sole power to vote or direct the vote 101,450 shares of
                                                          -----------------
                    Common Stock.
                    ------------

               ii.  Shared power to vote or direct the vote -0-.
                                                            ---

              iii. Sole power to dispose or direct the disposition of 101,450 shares of Common Stock.
                    -------------------------------

               iv.  Shared power to dispose or direct the disposition of -0-.
                                                                         ---

------------------------
* Includes 101,450 shares held in the name of Loren Ashley Ridinger, Mr. Ridinger's wife, and 1,035,100 shares subject to the AAA Plus Trust, of which Mr. Ridinger is the trustee.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
          ---------------------------------------------------------------------
          TO SECURITIES OF THE COMPANY
          ----------------------------

          See Item 4.

          James H. Ridinger and Loren Ashley Ridinger are married.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
          --------------------------------

          Exhibit A:     Agreement of Joint Filing.

          Exhibit B:     Offer Letter, dated October 17, 2001, from
James H. Ridinger to the Company.

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him, or her as the case may be, is true, complete and correct.

Dated:  October 26, 2001


                                             /s/ James H. Ridinger
                                        --------------------------------------
                                                 James H. Ridinger

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned Reporting Person, the undersigned Reporting Person certifies that the information set forth in this statement with respect to him, or her, as the case may be, is true, complete and correct.

Dated:  October 26, 2001


                                             /s/ Loren Ashley Ridinger
                                        --------------------------------------
                                                 Loren Ashley Ridinger